EXHIBIT 99.1

Brookfield Asset Management Announces Delisting of its Shares From Euronext Amsterdam

BROOKFIELD, NEWS, Aug. 30, 2019 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A, Euronext: BAMA) today announced that it has requested the delisting of all Class A Limited Voting Shares from Euronext Amsterdam (ISIN CA1125851040) due to the very low trading volume, costs and administrative requirements related to its listing on Euronext Amsterdam. Brookfield shares will remain listed on the New York Stock Exchange (“NYSE”) and Toronto Stock Exchange (“TSX”). This request has received approval from the Board of Directors of Euronext Amsterdam N.V. The Brookfield shares are expected to be delisted from Euronext Amsterdam, effective Monday September 30, 2019 and the last trading date will be Friday September 27, 2019.

The delisting procedure will allow Brookfield shareholders holding Brookfield shares listed on Euronext Amsterdam (“Brookfield Euronext Shares”) to sell their Brookfield Euronext Shares on the NYSE and/or TSX, Brookfield’s primary listing exchanges.

Shareholders may request any additional information from their custodian and usual financial intermediary, who have received the details of the delisting.

Brookfield Asset Management Inc. is a leading global alternative asset manager with over $385 billion in assets under management. The company has more than a 120-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Claire Holland Vice President, Branding & Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations Linda Northwood Director, Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com